UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                          INFORMATION TO BE INCLUDED IN
                 STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                            Net 1 UEPS Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value $0.001 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64107N206
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Maitland Trustees Limited
                                9 Columbus Centre
                            Pelican Drive, Road Town
                         Tortola, British Virgin Islands
                               (+44) 01624 630 000
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                authorized to Receive Notices and Communications)

                                 August 3, 2005
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. / /

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                   Page 2 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Brenthurst Private Equity II Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,641,544

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,641,544

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,641,544
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     4.3%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                   Page 3 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Brenthurst Private Equity South Africa I Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         813,272

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         813,272

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     2.13%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                  13D                   Page 4 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Brenthurst Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                13D                   Page 5 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Tabasheer Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 6 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     E Oppenheimer & Son Holdings Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                   Page 7 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     E Oppenheimer & Son International Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                   Page 8 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Spectre Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                   Page 9 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     E Oppenheimer & Son Group Holdings Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 10 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Marinda Reserves Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,454,817
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,454,817

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 11 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Nakshatra Reserves Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,454,817
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,454,817

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    IC
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 12 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Theseus Trustees Bermuda Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


    OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 13 of 33 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Maitland Trustees Limited

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         2,454,817

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         2,454,817

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     2,454,817
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     6.44%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 14 of 33 Pages


                     STATEMENT PURSUANT TO RULE 13d-1 OF THE
                     GENERAL RULES AND REGULATIONS UNDER THE
                 SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

     This Statement on Schedule 13D relates to Common Stock, par value $0.001 per share ("Common Stock"), of Net 1 UEPS Technologies, Inc. (the "Issuer"). This Statement is being filed to report that in respect of the admission of Issuer to the NASDAQ, where the Reporting Persons (as defined herein) hold beneficial ownership of the shares of Common Stock reported herein (the "Shares").

Item 1.  Security and Issuer

     This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Net 1 UEPS Technologies, Inc., Suite 325-744 West Hastings Street, Vancouver, British Columbia, Canada V6C 1A5.

Item 2.  Identity and Background

     (a)-(c), (f) This Schedule 13D is being filed on behalf of:

        (i) Brenthurst Private Equity II Limited, a company organized in the British Virgin Islands ("BPE2");
        (ii) Brenthurst Private Equity South Africa I Limited, a company organized in the British Virgin Islands ("BPESA");
        (iii) Brenthurst Limited, a company organized in the British Virgin Islands ("Brenthurst"), in its capacity as the controlling shareholder of BPE2 and BPESA:
        (iv) Tabasheer Limited, a company organized in the British Virgin Islands ("Tabasheer"), in its capacity as the controlling shareholder of Brenthurst;
        (v) E Oppenheimer & Son Holdings Limited, a company organized in Luxembourg ("EOSHL"), in its capacity as the controlling shareholder of Tabasheer;
        (vi) E Oppenheimer & Son International Limited, a company organized in the British Virgin Islands ("EOSIL"), in its capacity as the controlling shareholder of EOSHL;
        (vii) Spectre Limited, a company organized in the British Virgin Islands ("Spectre"), in its capacity as the controlling shareholder of EOSIL;
        (viii) E Oppenheimer & Son Group Holdings Limited, a company organized in the British Virgin Islands ("EOSGHL"), in its capacity as the controlling shareholder of Spectre;
        (ix) Marinda Reserves Limited, a company organized in the British Virgin Islands ("Marinda"), in its capacity as the joint controlling shareholder of EOSHL with Nakshatra;
        (x) Nakshatra Reserves Limited, a company organized in the British Virgin Islands ("Nakshatra"), in its capacity as the joint controlling shareholder of EOSHL with Marinda Reserves Limited;
        (xi) Theseus Trustees Bermuda Limited, a company organized in the Bermuda ("Theseus"), in its capacity as the parent company of EOSHL;
        (xii) Maitland Trustees Limited, a company organized in the British Virgin Islands ("Maitland" and together with BPE2, BPESA, Brenthurst, Tabasheer, EOSHL,

                                  SCHEDULE 13D

CUSIP No. 64107N206                  13D                  Page 15 of 33 Pages


                EOSIL, Spectre, EOSGHL, Marinda, Nakshatra, Theseus, the "Reporting Persons), in its capacity as the parent company of Theseus.

        This Schedule 13D relates to Shares held by the Reporting Persons.

        The address and principal place of business of the Reporting Persons are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Each of BPE2, BPESA, Brenthurst, Tabasheer, EOSHL, EOSIL, Spectre, EOSGHL, Marinda, Nakshatra is principally engaged as investment holding companies, while Theseus and Maitland are trustee administration companies.

        Certain information regarding the Reporting Persons' directors and executive officers is set forth in Annex A hereto, which are incorporated by reference herein. The citizenships of all of these individuals are listed in Annex A.

        (d), (e) During the last five years, neither the Reporting Persons nor any of the individuals listed in Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

The present beneficial ownership structure of the Shares has changed slightly due to restructure of the companies in the structure, though the ultimate beneficial owner has stayed the same. This amended structure is set out above in
Item 2. The original amount of funds contributed by the Reporting Persons to purchase the Shares was $8.5 million. The source of the funds was capital contributions to the Reporting Persons by Tabasheer Limited, a British Virgin Islands Company. On 3 August 2005, the Issuer was formally admitted to the NASDAQ and 11.8 million Shares were sold in the equity offering at a price of $22 per Share, 10.26 million by the existing shareholders and 1.54 million by way of a primary offering. BPE2 and BPESA sold 366,667 and 200,000 Shares respectively (2,200,00 and 1,200,000 when calculated on the basis of the number of Shares outstanding prior to the 6-for-1 reverse stock split). In conjunction with the offering, General Atlantic Partners agreed to invest $75m at the IPO price. The Shares sold in the private placement were owned by Serge Belamant, Brait and the Reporting. As a result, the Reporting Persons sold 452,234 Shares (BPE2 292,622 Shares and BPESA 159,612 Shares) to General Atlantic Partners in terms of the private placement and the balance of 114,433 Shares (BPE2 74,045 Shares and BPESA 40,388 Shares) was sold in the public offering.

        Following the offering, BPESA and BPE2 own a total of 2,454,817 Shares, 4.35% of the Issuer's equity capital on a fully diluted basis and 6.44% of the Common Stock. Accordingly the Reporting Companies together hold 6.44% of the shares of Common Stock currently outstanding.

Item 4.  Purpose of Transaction

        The Shares held by the Reporting Persons were acquired as described in the previous Schedule 13D filing. The information set forth in that filing thereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 16 of 33 Pages


Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.  Interests in Securities of the Issuer

        The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

        (a) As of August 3, 2005:

                (i) BPE2 beneficially owns 1,641,544 Shares (approximately 4.3% of the total number of Shares outstanding).

                (ii) BPESA beneficially owns 813,272 Shares (approximately 2.13% of the total number of Shares outstanding).

                (iii) Brenthurst, in its capacity as the controlling shareholder of each of BPE2 and BPESA, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (iv) Tabasheer, in its capacity as the controlling shareholder of Brenthurst, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (v) EOSHL, in its capacity as the controlling shareholder of Tabasheer, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (vi) EOSIL, in its capacity as the controlling shareholder of EOSHL, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (vii) Spectre, in its capacity as the controlling shareholder of EOSIL, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (viii) EOSGHL, in its capacity as the controlling shareholder of Spectre, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (ix) Marinda, in its capacity as the joint controlling shareholder of EOSGHL together with Nakshatra, may be deemed together with Nakshatra be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (x) Nakshatra, in its capacity as the joint controlling shareholder of EOSHL together with Marinda, may be deemed together with Marinda be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 17 of 33 Pages


                (xi) Theseus, in its capacity as parent company of both Marinda and Nakshatra, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

                (xii) Maitland, in its capacity as parent company of Theseus, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding).

        Item 5(a) is incorporated by reference herein. Maitland, in its capacity as parent company of Theseus Trustees Bermuda Limited, may be deemed to be the beneficial owner of the 2,454,817 Shares (approximately 6.44% of the total number of Shares outstanding as it has discretionary authority and control indirectly over all of the assets of each of BPE2 and BPESA, including the power to vote and dispose of the Shares. Therefore, Maitland may be deemed to have sole power to direct the voting and disposition of 2,454,817 Shares.

        (b) Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

        (c) The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

        (e) Not applicable.

        The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of
Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered by this
Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Shares held by the Reporting Persons were acquired as described in the Schedule 13D previously filed. The information set forth in that filing is incorporated by reference into this Item 6.

Item 7.  Material to Be Filed as Exhibits

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                 Page 18 of 33 Pages

                                                                       ANNEX A

    Directors and Executive Officers of Brenthurst Private Equity II Limited
-------------------------------------------------------------------------------
Directors

1.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the United Kingdom
2.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of U.S.A
3.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
4.  H.P Kaul
    Dr.
    26 Rue de-Marche-aux-herbe, Luxembourg
    Citizen of Germany
5.  C. Keswick
    Sir
    1 Charterhouse Street, London, EC1 N 6SA, U.K.
    Citizen of United Kingdom
6.  J. Ogilvie Thompson
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
7.  J.A. Teeger
    Mr
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 19 of 33 Pages

                                                                         ANNEX B

             Directors and Executive Officers of Brenthurst Limited
-------------------------------------------------------------------------------
Directors

1.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the United Kingdom
2.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of U.S.A
3.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
4.  H.P Kaul
    Dr.
    26 Rue de-Marche-aux-herbes, Luxembourg
    Citizen of Germany
5.  C. Keswick
    Sir
    1 Charterhouse Street, London, EC1 N 6SA, U.K.
    Citizen of United Kingdom
6   J. Ogilvie Thompson
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
7.  J.A. Teeger
    Mr
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa

                                  SCHEDULE 13D

CUSIP No.64107N206                    13D                  Page 20 of 33 Pages

                                                                       ANNEX C

         Directors and Executive Officers of Brenthurst Private Equity
                             South Africa I Limited
--------------------------------------------------------------------------------
Directors

1.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the United Kingdom
2.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of U.S.A
3.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
4.  H.P Kaul
    Dr.
    26 Rue de-Marche-aux-herbes, Luxembourg
    Citizen of Germany
5.  C. Keswick
    Sir
    1 Charterhouse Street, London, EC1 N 6SA, U.K.
    Citizen of United Kingdom
6.  J. Ogilvie Thompson
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
7.  J.A. Teeger
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 21 of 33 Pages

                                                                       ANNEX D

             Directors and Executive Officers of Tabasheer Limited
-------------------------------------------------------------------------------
Directors

1. A. G. Berber
   Mr.
   Tyndall House
   77-79 Bucks Road
   Douglas
   Isle of Man
   Citizen of the United Kingdom
2. N. L. McCormack
   Mr.
   9 rue Sainte Zithe
   L-2763 Luxembourg
   Citizen of the Republic of Ireland
3. J. T. Wheeler
   Mr.
   9 rue Sainte Zithe
   L-2763 Luxembourg
   Citizen of the United Kingdom

                                  SCHEDULE 13D

CUSIP No.64107N206                     13D                  Page 22 of 33 Pages

                                                                         ANNEX E

    Directors and Executive Officers of E Oppenheimer & Son Holdings Limited
-------------------------------------------------------------------------------
Director

1.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of U.S.A
2.  J. M. E Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of South Africa
3.  H.P Kaul
    Dr.
    26 Rue de-Marche-aux-herbes, Luxembourg
    Citizen of  Germany
4.  M. S. Slack
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
5.  N. F. Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
6.  J. T. Wheeler
    Mr.
    9 rue Sainte Zithe
    L-2763 Luxembourg
    Citizen of the United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                Page 23 of 33 Pages


                                                                        ANNEX F

 Directors and Executive Officers of E Oppenheimer & Son International Limited
--------------------------------------------------------------------------------
Directors

1.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the United Kingdom
2.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of U.S.A
3.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
4.  J. M. E Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of South Africa
5.  C. Keswick
    Sir
    1 Charterhouse Street, London, EC1 N 6SA, U.K.
    Citizen of United Kingdom
6.  J. Ogilvie Thompson Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
7.  J.A. Teeger
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
8.  H.P Kaul
    Dr.
    26 Rue de-Marche-aux-herbes, Luxembourg
    Citizen of  Germany
9.  K. Costa
    Mr.
    1 Charterhouse Street, London, EC1 N 6SA, U.K
    Citizen of the United Kingdom
10. A. H. Markham
    Mr.
    1 Charterhouse Street, London, EC1 N 6SA, U.K
    Citizen of the United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 24 of 33 Pages


11. A. J. K. Pein
    Mr.
    1 Charterhouse Street, London, EC1 N 6SA, U.K
    Citizen of the South Africa and Ireland
12. G. M. Ralfe
    Mr.
    1 Charterhouse Street, London, EC1 N 6SA, U.K
    Citizen of the United Kingdom
13. H. R. Slack
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
14. M. S. Slack
    Ms.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa
15. N. F. Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown, 2193, South Africa
    Citizen of the Republic of South Africa

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 25 of 33 Pages

                                                                       ANNEX G

              Directors and Executive Officers of Spectre Limited
--------------------------------------------------------------------------------
Directors

1.  A. G. Berber
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of the United Kingdom
2.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of U.S.A
3.  M.J. Thomas
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of the United Kingdom
4.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the United Kingdom
5.  J. T. Wheeler
    Mr.
    9 rue Sainte Zithe
    L-2763 Luxembourg
    Citizen of the United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 26 of 33 Pages

                                                                         ANNEX H

 Directors and Executive Officers of E Oppenheimer & Son Group Holdings Limited
--------------------------------------------------------------------------------
Directors

1.  A. G. Berber
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of the United Kingdom
2.  J.A. Teeger
    Mr.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the Republic of South Africa
3.  E. G. Beimfohr
    Mr.
    325 Columbia Turnpike
    Florham Park
    New Jersey 07932 1212
    U.S.A.
    Citizen of the USA
4.  P. M Carr
    Ms.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the United Kingdom
5.  T.H. Claiborne
    Mr.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the U.S.A
6.  V.J. Freudenheim
    Mrs.
    83 Hereford Road
    London
    W2 5BB
    Citizen of South Africa
7.  C. Keswick
    Sir
    1 Charterhouse Street,
    London,
    EC1 N 6SA U.K.
    Citizen of United Kingdom
8.  M. S. Slack
    Ms.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the Republic of South Africa

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 27 of 33 Pages


9.  J. M. E Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown,
    2193,
    South Africa
    Citizen of South Africa
10. N. F. Oppenheimer
    Mr.
    6 St. Andrews Road, Parktown,
    2193, South Africa
    Citizen of the Republic of South Africa
11. A Vergunst
    Mr.
    Maitland & Co
    44-48 Dover Street
    London
    W1S 4NX
    Citizen of the Netherlands and South Africa
12. S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa

                                  SCHEDULE 13D

CUSIP No. 64107N206                 13D                  Page 28 of 33 Pages

                                                                         ANNEX I

          Directors and Executive Officers of Marinda Reserves Limited
--------------------------------------------------------------------------------
Directors

1.  A. G. Berber
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of the United Kingdom
2.  J. T. Wheeler
    Mr.
    9 rue Sainte Zithe
    L-2763 Luxembourg
    Citizen of the United Kingdom
3.  M.J. Thomas
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                    13D                  Page 29 of 33 Pages

                                                                        ANNEX J

         Directors and Executive Officers of Nakshatra Reserves Limited
--------------------------------------------------------------------------------
Directors

1.  A. G. Berber
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of the United Kingdom
2.  J. T. Wheeler
    Mr.
    9 rue Sainte Zithe
    L-2763 Luxembourg
    Citizen of the United Kingdom
3.  M.J. Thomas
    Mr.
    Tyndall House
    77-79 Bucks Road
    Douglas
    Isle of Man
    Citizen of United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                  13D                  Page 30 of 33 Pages

                                                                        ANNEX K

     Directors and Executive Officers of Theseus Trustees (Bermuda) Limited
--------------------------------------------------------------------------------
Directors

1.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
2.  J.B. Mills
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
3.  R.J. Whillis
    Mr.
    Falcon Cliff
    Palace Road
    Douglas
    Isle of Man
    IM2 4LB
    Citizen of Canada and the United Kingdom

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 31 of 33 Pages

                                                                         ANNEX L

       Directors and Executive Officers of Maitland Trustees Limited (BVI)
--------------------------------------------------------------------------------
Directors

1.  S. Georgala
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
2.  R.C. Kerr
    Mr.
    16 Windsor Place
    Dublin 2
    Ireland
    Citizen of Ireland
3.  A.F. Knight
    Mr.
    6 rue Adolphe Fischer
    L-1520  Luxembourg
    Citizen of South Africa
4.  J.B. Mills
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
5.  H.R.W. Troskie
    Mr.
    6 Rue Adolphe Fischer, Luxembourg
    Citizen of Luxembourg and South Africa
6.  P.J. Wentzel
    Mr.
    44-48 Dover Street
    London
    W1S 4NX
    Citizen of South Africa
7.  R.J. Whillis
    Mr.
    Falcon Cliff
    Palace Road
    Douglas
    Isle of Man
    IM2 4LB
    Citizen of Canada and the United Kingdom
8.  R.W. Worsdale
    Mr.
    44-48 Dover Street
    London
    W1S 4NX
    Citizen of South Africa
9.  E. W. Wilkinson
    Mrs.
    9 Columbus Centre
    Pelican Drive
    Road Town
    Tortola
    British Virgin Islands
    Citizen of the United Kingdon

                                  SCHEDULE 13D

CUSIP No. 64107N206                 13D                  Page 32 of 33 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on
Schedule 13D is true, complete and correct.

Dated: November 23, 2005                   MAITLAND TRUSTEES LIMITED

                                            By: /s/ Ms. P.M. Carr
                                            ------------------------------------
                                            Name:  Ms. P M Carr
                                            Title: Director


                                            BRENTHURST PRIVATE EQUITY
                                              SOUTH AFRICA I LIMITED


                                            By: /s/ Ms. P.M. Carr
                                            ------------------------------------
                                            Name:  Ms. P M Carr
                                            Title: Director


                                            TABASHEER LIMITED


                                            By: /s/ Mr. J. T. Wheeler
                                            ------------------------------------
                                            Name:  Mr. J. T. Wheeler
                                            Title: Director


                                            E OPPENHEIMER & SON HOLDINGS LIMITED


                                            By: /s/ Mr. J. T. Wheeler
                                            ------------------------------------
                                            Name:  Mr. J. T. Wheeler
                                            Title: Director


                                            E OPPENHEIMER & SON INTERNATIONAL
                                              LIMITED


                                            By: /s/ Ms. P.M. Carr
                                            ------------------------------------
                                            Name:  Ms. P M Carr
                                            Title: Director

                                  SCHEDULE 13D

CUSIP No. 64107N206                   13D                  Page 33 of 33 Pages


                                            SPECTRE LIMITED


                                            By: /s/ Ms. P.M. Carr
                                            ------------------------------------
                                            Name:  Ms. P M Carr
                                            Title: Director


                                            E OPPENHEIMER & SON GROUP HOLDINGS
                                              LIMITED


                                            By: / Ms. P.M. Carr
                                            ------------------------------------
                                            Name:  Ms. P M Carr
                                            Title: Director


                                            MARINDA RESERVES LIMITED


                                            By: /s/ Mr. J. T. Wheeler
                                            ------------------------------------
                                            Name:  Mr. J. T. Wheeler
                                            Title: Director


                                            NAKSHATRA RESERVES LIMITED


                                            By: /s/ Mr. J. T. Wheeler
                                            ------------------------------------
                                            Name:  Mr. J. T. Wheeler
                                            Title: Director


                                            THESEUS TRUSTEES BERMUDA LIMITED


                                            By: /s/ Mr. R. J. Willis
                                            ------------------------------------
                                            Name:  Mr. R. J. Willis
                                            Title: Director


                                            MAITLAND TRUSTEES LIMITED


                                            By: /s/ R. J. Willis
                                            ------------------------------------
                                            Name:  R. J. Willis
                                            Title: Director